FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   August 5, 2003

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin:  Appendix 8. Amended 1/7/97

Name of entity
Argosy Minerals Inc.

ACN or ARBN	Quarter ended ("current quarter")
ARBN 073 391 189	30 June 2003

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $C	Year to date (12 months) $C

1.1 Receipts from product sales and related debtors	--	--

1.2 Payments for
(a) exploration and evaluation	(490,604)	(753,203)
(b) development	--	--
(c) production	--	--
(d) administration	(1,210,417)	(1,715,236)

1.3 Dividends received	--	--

1.4 Interest and other items of a similar nature received	103,616	197,769

1.5 Interest and other costs of finance paid	--	--

1.6 Income taxes paid (capital taxes paid)	(167)	(167)

1.7 Other (provide details if material)	--	--

Net Operating Cash Flows	(1,597,572)	(2,270,837)

Cash flows related to investing activities

1.8 Payment for purchases of:
(a) prospects	--	--
(b) equity investments	--	--
(c) other fixed assets	(4,660)	(11,371)

1.9 Proceeds from sale of:
(a) prospects (Kremnica Gold a.s.)	500,000	500,000
(b) equity investments - marketable securities	--	55,524
(c) other fixed assets	--	--

1.10 Loans to other entities	--	--

1.11 Loans repaid by other entities	--	--

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Appendix 5B
Mining exploration entity quarterly report

1.12 Other (provide details if material)	--	--

Net investing cash flows	495,340	544,153

1.13 Total operating and investing cash flows (carried	(1,102,232)	(1,726,685)
forward)

Cash flows related to financing activities

1.14 Proceeds from issues of shares, options, etc	--	--

1.15 Proceeds from sale of forfeited shares	--	--

1.16 Proceeds from borrowings	--	--

1.17 Repayment of borrowings	--	--

Dividends paid	--	--

1.19 Other (provide details if material)	--	--

Net financing cash flows	--	--

Net increase (decrease) in cash held	(1,102,232)	(1,726,684)

1.20 Cash at beginning of quarter/year to date	9,299,218	9,938,135

1.21 Exchange rate adjustments to item 1.20	174,403	159,938

1.22 Cash at end of quarter (see note 1)	8,371,389	8,371,389

Note 1:	C$8,371,389 converted at the exchange rate applicable at June 30th, 2003 of approximately 0.9010 equals A$9,200,000

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter $C

1.23 Aggregate amount of payments to the parties included in item 1.2	218,581

1.24 Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of staff in Australia. The provision of staff in Australia is charged at cost. In addition the Company re-imburses expense incurred on Company business.

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 2

Appendix 5B
Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
N/A

Financing facilities available
Add notes as necessary for an understanding of the position

	Amount available $C'000	Amount used $C'000

3.1 Loan facilities	N/A	N/A

3.2 Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

$C

4.1 Exploration and evaluation	250,000

4.2 Development	--

Total	250,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $C	Previous quarter $C

5.1 Cash on hand and at bank	443,929	42,572

5.2 Deposits at call	7,927,460	9,109,716

5.3 Bank overdraft	NIL	NIL

5.4 Other (provide details)	--	146,929

Total: cash at end of quarter (item 1.22)	8,371,389	9,299,217

5.4

Details:   $146,929 represents restricted cash held in US dollars on term deposits as security collateral for a performance bond of US$100,000 provided by the Corporation's Bankers to the Government of Burundi. The performance bond has expired, consequently the Corporation is no longer required to provide the funds as collateral to its bankers.

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Changes in interests in mining tenements

	Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1 Interests in mining
tenements relinquished,	Kremnica	Mining License	100%	NIL
reduced or lapsed	Gold Project

	Slovak	Exploration License	100%	NIL
	Republic

6.2 Interests in mining
tenements acquired or	N/A	N/A	N/A	N/A
increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
7.1 Preference +securities
(description)	N/A	--	--	--

7.2 Issued during quarter	N/A	--	--	--

7.3 +Ordinary securities			N/A	N/A

7.4 Issued during quarter	NIL	--	--	N/A

7.5 +Convertible debt securities	N/A	--	--	--
(description and conversion factor

7.6 Issued during quarter	N/A	--	N/A	--

7.7 Options (description and conversion factor			Exercise Price	Expiry Date
See Appendix I

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Appendix 5B
Mining exploration entity quarterly report

7.8 Issued during
quarter	Nil	Nil

7.9 Exercised during quarter	Nil	Nil	See Appendix I

7.10 Expired/cancelled during quarter	1,040,000	Nil

7.11 Debentures (totals only)	Nil	Nil	Nil	Nil

7.12 Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration and evaluation expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows and restricted cash is included in cash balances at the quarter end.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: July 30, 2003

Print name:	Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

_________________

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Argosy Minerals Inc
Additional Information
APPENDIX I

Item 7.7 – Options

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

QUARTER ENDING JUNE 30, 2003 — SUMMARY OF ACTIVITIES AND EXPENDITURES

Argosy continued with its policy of seeking new projects and has reviewed diamond, gold and PGM opportunities in several countries. The primary focus of Argosy remains its exploration programme in Namaqualand where significant gravel deposits have been located in drilling programmes.

SUMMARY OF ACTIVITIES

•	The Option Agreement for the acquisition of the Albetros Diamond Project in Namaqualand, South Africa was extended.
•	Due diligence exploration continued at Albetros.
•	Acquisition of an interest in the Beregove gold deposits in Ukraine was terminated.
•	The sale of the Kremnica Gold Project in the Slovak Republic was finalised.

SUMMARY OF EXPENDITURES

Site Office, Salaries and Travel	$ 45,375
Project Option Fees	119,482
Drilling, Assessment and Data	118,944
Legal, Accounting and Consultants	206,803

$490,604

DIAMONDS — NAMAQUALAND, SOUTH AFRICA — ALBETROS PROJECT

Renegotiation of the Option Agreement
Argosy renegotiated the terms of the agreement previously entered into for the acquisition of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) which owns the exploration rights covering three farms in Namaqualand, South Africa.

The existing agreement for the purchase of the Albetros shares has now been extended to February 28, 2004, extending Argosy’s exploration period prior to exercising its rights to purchase Albetros. In addition, the renegotiation provides for decreased monthly fees payable during the option period of R150 000 per month effective September 1, 2003 and provides for all option fees paid to date and payable prior to exercising the option to be deducted from the purchase price of R20 million. Should Argosy decide to exercise its option, this purchase price will be settled in two tranches, the first on or before February 28, 2004 and the second on or before June 1, 2004.

EXPLORATION

Introduction
Following a first round of drilling in March, which intersected gravels, and the unsuccessful application of ground penetrating radar (“GPR”) a second round of rotary air blast drilling was conducted between 19 and 28 May within farms Predikant Vlei and Joumat. This drilling amounted to

1,383 metres from 47 holes and brings the overall total since exploration commenced in mid March 2003 to 2,689 metres. This programme focused on the north-west portion of the project area where topographic lows are developed, reducing the depth of overburden and where palaeochannels and gravel terraces had been previously identified. The emphasis was towards locating a major gravel resource within bedrock depressions or incised channels, not encumbered by excessive overburden and towards expanding geological knowledge of the various, buried river systems.

A GPR orientation survey was undertaken by Associated Mining Consultants along Drill Lines Joumat 2 and 4 employing 25, 50 and 100 MHz antenna frequencies. Unexpectedly, signal penetration on all frequencies was poor and in most cases unable to reach bedrock below 12 metres depth so the programme was abandoned. It had been hoped that GPR would provide a cost effective and rapid tool in establishing a 3D reconstruction of buried palaeochannels and in blocking out gravel zones of economic interest. The reason for failure of GPR in this environment is enigmatic but drawing upon previous research in the Sinai desert in Yemen, it is considered most likely that a highly conductive, residual, saline layer within the aeolian sand was responsible.

Reconnaissance Drilling Results
The additional 47 drill holes, completed during May, were concentrated along the western portion of the farm Joumat and aimed at areas that were deemed to offer the best chance of hosting gravels within acceptable stripping limits. One traverse of drill holes was also undertaken along the southern fence line of the farm Predikant Vlei in an attempt to locate the same palaeochannel that Namaqualand Mines have targeted in their bulk sampling to the south. Although drilling was unsuccessful in intersecting the gravel channel, its thalweg is at least 65 metres deep and therefore, of no exploration interest to Argosy at this stage, unless this palaeodrainage rises sharply to the north and becomes more accessible.

Within the farm Joumat there are three major present-day valleys. The most northern, Valley 1, extends in a south westerly direction towards Nooidacht and is traversed by Drill Lines Joumat 2, 3 and 7. The most upstream, Line 3 reveals three incised channels, bottomed on schist bedrock at 182, 170 and 166 masl but is poorly represented by gravel. The only remaining evidence of this river system along Line 7 is thin, basal, terrace lag gravel intersected by Hole AB 83 at 160 masl. Along the western boundary of Joumat, Line 2 highlights a single quartzite gorge down to 160 masl and paired terraces at 174 masl. The channel, approximately 150 metres wide, has intercalated sand and gravel over the basal 4 metres.

Valley 2, 4 km south, trends in a north-west direction and like the other valleys, is sculptured to a large extent by dune sand. Drill Holes AB 94 and 96 along Line 8 located another 150 metre wide palaeochannel at a bedrock elevation of 141 masl but this time occupied by 1.6 to 2.9 metres of basal boulder gravel. This channel is believed to link up with that drilled by Hole AB 46 on Line 4 although there is a significant drop in bedrock elevation to 135 masl, equivalent to a 6 metre fall over a 1 km distance. Extrapolating this channel system downstream is problematic as it is likely to have been largely decimated by down-cutting and migration of subsequent river courses. However, a gravelly terrace and bedrock channel at 135 masl was encountered by Hole AB 79 on Line 6, 1.2 km downstream and there is evidence of a small gravel terrace, as a stepped remnant at the same elevation, within Hole AB 17 on Line 1.

Joumat Line 1 was extended both north and south during this second round of drilling. The width of this valley system is 3 km and drilling profiled not only bedrock channels as deep as 68 to 111 masl but also widespread clay overbank deposits. The only gravel of interest along this section was identified by Holes AB 18 and 19 at a bedrock elevation of 150 masl and is likely of Late Cretaceous age as it is immediately overlain by silcrete of the Pomona Quartzite variety.

Also associated with Valley 2 is an earlier era of gravel deposition, related to a bedrock elevation from 145 to 148 masl and inferred from Hole AB 43 on Line 4, Holes AB 87, 88 and 89 on Line 7 and Hole AB 80 on Line 6. If these gravels are linked as part of the same river, a major meander system with a 1.5 km wavelength may have been developed. Much of this meander has been scoured out and removed by later incision and reworking allied to the 135 masl episode.

Valley 3 parallels Valley 2 three kilometres to the south and has been tested by Line 5, notably Holes AB 66 and 67 that demonstrated another palaeochannel, 150-200 metres wide, with 0.9 metre thick basal gravel and a probable bedrock low less than 118 masl. These gravels may have some downstream extension, though overburden increases noticeably, as thin basal gravel was logged at the same elevation in Hole 59 on Line 1. Upstream, the channel remains to be defined.

Drilling has confirmed at least four major river systems within the farm Joumat, presumably related to earlier versions of the Buffels River and exiting into the adjacent farm Kareedoorn Vlei via outlets west of Nooitdacht and Joematsvlei, the latter being 3 km wide. These fossil drainages are likely to have migrated south through river capture and their respective bedrock elevations, assigned to channel thalwegs, range from 160 – 174 masl, 145 – 149 masl, 134 – 141 masl to 115 – 120 masl. Gravel deposits are restricted in extent and occur either as preserved, stepped and paired terraces, as narrow incised channels, perched gravel bars or as localised, thinly developed basal lag.

Because diamond grade is crucial to economic viability in overcoming overburden thickness, Argosy considers that the next evaluation step should be additional drilling followed by a limited programme of large diameter drilling at sites where basal gravel is best developed. If diamond grade is of insufficient tenor to have a positive contribution to the economic model, bearing in mind both sample and geological location, any continuation in exploration may not be justified.

Drilling has therefore established a complex, interacting system of fossil rivers that may have been related to the early evolution of the Buffels River and on the basis of channel elevations within the farm Joumat, four major palaeodrainages are inferred. Gravels, however, are intermittent, generally poorly developed and are handicapped by thick overburden that even in the most accessible areas is likely to average close to 30 metres. No large scale, gravel-filled bedrock depressions have been identified to-date though narrow, 70-150 metre wide gravel channels of unknown strike extent do occur and will form the basis of the planned large diameter drilling.

Grain Size Distribution in Selected Basal Gravel Samples
Gravel samples from Drill Holes AB 46, 66, 67 and 79 were tested for grain size distribution, clast composition and rounding of clasts. Basal samples from Holes AB 66 and 67 were sourced from the same palaeochannel and were combined for the sake of volume. Clast breakdown through the action of drilling, as well as loss of suspended slimes, would have had only a minor, insubstantial impact on reliability of results. In all samples, the -16mm +2 mm fraction represented 33-35% by weight of total sample. A high degree of clast angularity and a largely oligomictic composition were evidenced throughout. The largest fragment recovered from drilling measured 60 mm in length.

Clast composition varied little from vein quartz and quartzite. Vein quartz ranged from grey, white to iron discoloured whereas the quartzite was predominantly in massive, micaceous and rose coloured, flaggy forms, probably much derived from local sources. Pink and cream varieties of silcrete with a trace of calcrete added to other local bedrock “float” material such as granite, schist, dolerite and biotite quartzite. The only exotic clasts observed from all the drilling were sub-rounded, silicified, specularite-hematite pebbles from Hole AB 79, rounded jaspilite (Hole AB 85), and grey/pink/red chalcedony from Holes AB 23 and 88.

Table of Results

Size Fraction mm aperature	Drill Wt (kg)	AB 46%	Drill Hole Wt (kg)	AB 66/67%	Drill Hole Wt (kg)	AB 79%
+16	6.3	22	1.8	11	0.4	2
+8	5.3	15	2.6	16	1.8	9
+4	5.2	15	2.2	13	3.1	16
+2	1.6	5	0.6	4	1.6	8
‹2	9.8	43	9.2	54	13.0	65
Totals	28.2 kg.		16.4 kg.		19.9 kg.

GOLD – UKRAINE

Beregove Project Location and General Geology
The Muzhievo, Beregove and Kvasove deposits (“Beregove gold district”) are located in SW Ukraine within the region (or Oblast) of Transcarpathia. The deposits are close to the township of Beregove some 10km from the border with Hungary.

Deposits of the Beregove gold district, typical of those in the Carpathian gold belt, are documented in academic literature. The Muzhievo deposit, which is currently being mined, comprises epithermal-style stockworks and veins hosting gold and gold-polymetallic (lead, zinc and minor copper) mineralization. The veins at Muzhievo occur beneath stockworks in volcanic tuffs of the Beregove caldera.

Mine Visit
An inspection was made of the Muzhievo underground mine and plant by Argosy in May, as part of its due diligence. The current operations mine exclusively stockwork oxide ore containing 5-6 g/t gold. Gold beneficiation is by means of a simple gravity circuit.

Ukraine Agreement
On the 23rd April 2003 Argosy entered into an Agreement on Cooperation (“Agreement”) with the State Joint Stock Company Ukrainian Polymetals (“UKP”) and Ukrainian Innovation Financial Company (“UIFC”), regarding the purchase of an interest in Zakarpatpolymetals (“ZKP”). The Agreement also provided for the opportunity to enter into joint ventures over the Beregove gold district deposits.

Under the Agreement Argosy would have acquired an initial 2.24% stake in ZKP for US$300,000. Following the acquisition of this initial stake, Argosy would have carried out a legal, financial and technical evaluation of the Muzhievo Mining Complex in accordance with international standards. In addition Argosy would also propose a full Program of Development for the Muzhievo mining complex, including an evaluation of all geological data pertaining to the Beregove gold district with a view to mounting an aggressive exploration campaign. This work would have been conducted and financed by Argosy.

Within a nine month time frame from the signing of the Agreement Argosy would have the right to increase its share in ZKP up to 25% at a cost of US$3.25M.

On completion of the Program of Development, Argosy would have earned the opportunity, subject to agreement with UKP, to acquire control over the Program or projects developed under the Program provided that Argosy assumed an obligation to finance such opportunities based on participation of the parties.

Meetings in Kiev
During the course of April – June 2003 Argosy had numerous meetings with its legal counsel, PricewaterhouseCoopers (“PWC”), and with UKP.

Discussions concerning “doing business in Ukraine” and the legal framework in Ukraine were held with PWC as well as the Canadian Embassy in Kiev. PWC provided Argosy with a commissioned report summarising the various legal and commercial factors that could affect a mining operation in Ukraine.

Project Data from UKP
Data made available to Argosy by UKP had indicated a multi-million ounce gold potential in the gold-polymetallic deposits of the Beregove gold district. In technical reporting produced by UKP, non-JORC compliant resources in the Beregove gold district are stated (in Soviet-era P1, P2 and P3 categories) as 52.7Mt at 3.37g/t gold and 25.78g/t silver, containing 5.7 million ounces of gold and 43.7 million ounces of silver. In addition to the above, the district was also reported to host a C1 plus C2 resource of 16.7Mt at 2.15 g/t gold and 36.5 g/t silver, containing 1.2 million ounces of gold and 19.7 million ounces of silver. All of the C-class resources are contained within the Muzhievo deposit. Although the P-class resources, based on limited drilling, are considered to be quite speculative the C-class ones are based on underground development and substantial drilling. It was this sort of sizeable resource estimate that originally attracted Argosy’s attention to Ukraine.

Resource data acquired by Argosy
In early June 2003 Argosy acquired a comprehensive technical database (“Database”) in relation to the Beregove gold district. This Database was the product of a due diligence carried out over the course of a year during the mid 1990‘s.

Using the Database and applying geostatistical resource modelling techniques (non-JORC) and a cut-off grade of 1.0 metre at 3.5 g/t gold-equivalent (the gold equivalent is a grade encompassing gold, silver, lead and zinc content of the ore) and using 1997 metal prices for gold, silver, lead, zinc, the estimated resource at Muzhievo is 6.2 million tonnes at 3.62 g/t gold, 35.3 g/t silver, 2.17% lead and 5.25% zinc, for only 720,000 ounces of gold.

Most of the reduction in tonnage (from 16.7Mt to 6.2Mt) took place in the gold-only (but with silver credits) and gold-base metal veins, with the stockwork zones remaining intact. It is estimated that the gold-only veins and stockworks carry just 30% of the contained gold at Muzhievo with the balance held within gold-base metal veining. Only 7% of the total drilling was conducted at Beregove which apparently accounts for over half the reported resource, while the current mining operation is at Muzhievo where 93% of holes were drilled. Only minor drilling was completed at Kvasove.

Revision of Potential
Following a detailed review of the Database, Argosy considers that the remaining gold-only resources at Muzhievo have limited tonnage potential. The narrow vein-style gold-base metal sulphide mineralisation developed at Beregove, Kvasove and deeper parts of Muzhievo is of limited interest to Argosy given the apparent narrow veins and gold grades that are generally poorer than those within the gold-only veins/stockworks.

In a region known for its wines and spring water bottling plants, local community concerns regarding the use of chemicals have prevented the past implementation of CIL/CIP and flotation techniques.

With the Government now reconsidering its laws relating to mining there is less certainty as to how the changes may affect potential investments in Ukraine.

Consequently Argosy withdrew from purchasing a minority interest in ZKP and from proceeding with a Program of Development for the Muzhievo mining complex, notifying UKP on the 7th July 2003 and informing shareholders on the same day.

Other Gold Properties in Ukraine
UKP presented Argosy with summary information on six gold deposits situated in southern Ukraine. With four of the deposits being essentially “abandoned” only two were available for a field visit. In both deposits gold mineralisation is confined to narrow, discontinuous structures with grades being highly variable. Neither of the deposits was considered to be of further interest to Argosy.

KREMNICA GOLD PROJECT

Sale of Kremnica
On May 29, 2003, Argosy announced that Tournigan had completed its due diligence for the acquisition of Kremnica and that it was proceeding with the acquisition. The sale of Kremnica has been completed and Argosy received payment of C$500,000 on July 22, 2003 in settlement of the sale of the Kremnica Gold Project.

MUSONGATI PROJECT

The Musongati Project remains under force majeure, consequently, no work can be conducted in Burundi. Argosy remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground.

ARBITRATION

On February 10, 2003, Argosy released an update on the status of arbitration between Argosy, its subsidiary, Balzan Investment Limited and NN Investment Holdings SA. There is no further information on the status of the arbitration at this time.

CORPORATE

The Corporation’s Annual General Meeting was held on May 28, 2003 in Vancouver. Results of the Annual General Meeting were announced to the ASX on May 28, 2003.

NEWS RELEASE No. 14-03

July 7, 2003	ASX Symbol – AGY

BEREGOVE GOLD DISTRICT DOWNGRADED IN TERMS OF GRADE AND
SCALE – ARGOSY WITHDRAWS FROM UKRAINE GOLD PROJECT

Details relating to Argosy’s proposed purchase of shares in Zakarpatpolymetals (“ZKP”) including the taking of a majority stake in several joint ventures were summarised in a press release dated 28 April 2003.

ACQUISITION OF COMPUTERISED DATA BASE

Argosy recently acquired comprehensive information (“Database”) in relation to the Muzhievo-Beregove-Kvasove gold-polymetallic deposits (“Beregove gold district”) in Ukraine.

EARLIER DATA

Previous data made available to Argosy had indicated a multi-million ounce gold potential in the gold-polymetallic deposits of the Beregove gold district.

In technical reporting produced by the principal shareholder of ZKP, State Joint Stock Company Ukrainian Polymetals, (non-JORC compliant), resources in the Beregove gold district are stated (in Soviet-era P1, P2 and P3 categories) as 52.7Mt at 3.37 g/t gold and 25.78g/t silver, containing 5.7 million ounces of gold and 43.7 million ounces of silver. In addition to the above, the district was also reported to host a C1 plus C2 resource of 16.7Mt at 2.15 g/t gold and 36.5 g/t silver, containing 1.2 million ounces of gold and 19.7 million ounces of silver. All of the C-class resources are contained with the Muzhievo deposit. Although the P-class resources, based on limited drilling, are considered to be quite speculative the C-class ones are based on underground development and substantial drilling. It was this sort of sizeable resource estimate that originally attracted Argosy’s attention to Ukraine.

RESOURCE DATA ANALYSED STATISTICALLY

Using the Database and applying geostatistical resource modelling techniques (non-JORC) and a cut-off grade of 1.0 metre at 3.5 g/t gold-equivalent (the gold equivalent is a grade encompassing gold, silver, lead and zinc content of the ore) and using 1997 metal prices for gold, silver, lead, zinc, the estimated resource at Muzhievo is 6.2 million tonnes at 3.62 g/t gold, 35.3 g/t silver, 2.17% lead and 5.25% zinc, for only 720,000 ounces of gold.

Most of the reduction in tonnage (from 16.7Mt to 6.2Mt) took place in the gold-only (but with silver credits) and gold-base metal veins, with the stockwork zones remaining intact. It is estimated that the gold-only veins and stockworks carry just 30% of the contained gold at Muzhievo with the balance held within gold-base metal veining.

Current small-scale underground mining activity is underway within the stockwork zones at Muzhievo where head grades are currently averaging 5-6 g/t gold. Only 7% of the total drilling was conducted at Beregove which currently accounts for over half the reported resource, while the current mining operation is at Muzhievo where 93% of holes were drilled. Only minor drilling was completed at Kvasove.

REVISION OF POTENTIAL AND CONCLUSION

Following a detailed review of the Database, Argosy considers that the remaining gold-only resources at Muzhievo have limited tonnage potential. The narrow vein-style gold-base metal sulphide mineralisation developed at Beregove, Kvasove and deeper parts of Muzhievo is of limited interest to Argosy given the apparent narrow veins and gold grades that are generally poorer than those within the gold-only veins/stockworks.

In a region known for its wines and spring water bottling plants, local community concerns regarding the use of chemicals have prevented the past implementation of CIL/CIP and flotation techniques. With the Government now reconsidering its laws relating to mining there is less certainty as to how the changes may affect potential investments in Ukraine.

Consequently Argosy has decided to withdraw from purchasing a minority interest in ZKP and from proceeding with a Programme of Development for the Muzhievo mining complex.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 15-03

July 15, 2003	Australian Stock Exchange Symbol – AGY

RENEGOTIATION OF ALBETROS AGREEMENT — EXTENSION OF
EXPLORATION PROGRAMME.
RESULTS FROM PHASE 2 DRILLING PROGRAMME

Argosy is pleased to announce a renegotiation of the terms of the agreement previously entered into for the acquisition of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) which owns the exploration rights covering three farms in Namaqualand, South Africa. (News Release 03 -03, February 14, 2003).

The existing agreement for the purchase of the Albetros shares has now been extended to February 28, 2004, extending Argosy’s exploration period prior to exercising its rights to purchase Albetros. In addition, the renegotiation provides for decreased monthly fees payable during the option period of R150 000 per month effective September 1, 2003 and provides for all option fees paid to date and payable prior to exercising the option to be deducted from the purchase price of R20 million. Should Argosy decide to exercise its option, this purchase price will be settled in two tranches, the first on or before February 28, 2004 and the second on or before June 1, 2004.

The extension of the option period gives Argosy sufficient time to complete a Third Phase of the drilling programme and then to conduct a bulk sampling and processing programme. Results from the Second Phase of drilling have been encouraging and gravels have been intersected in the palaeo-channels now identified. The Third Phase of drilling is aimed at defining suitable gravel resources such that a bulk sampling programme can be initiated to determine diamond grade and carat value.

RESULTS FROM SECOND PHASE OF EXPLORATION DRILLING

Argosy is pleased to report progress on the second phase of the exploration drilling programme conducted at its Albetros project in Namaqualand, South Africa. Drill hole locations are shown on the attached map. This drilling programme focussed on the north west of the Albetros project area on the farms Predikant Vlei and Joumat where palaeo-channels and raised gravel terraces were previously identified.

This drilling contributed 1 383m from 47 holes, bringing the total to 2 689m to date. The thickest gravel intersection was 4.7m at a depth of 23m and the shallowest gravel was intersected at 6.9m depth. The average gravel thickness intersected is 1.2m. Selected gravel samples were tested for grain size distribution, clast composition and rounding to better understand local geological processes and for future metallurgical requirements. The high degree of clast angularity and limited “exotic” clasts are typical of diamond bearing gravels in this area.

Argosy’s strategy is to establish a major resource of alluvial gravels within bedrock depressions and incised channels without excessive overburden. Drilling to date has defined

Argosy Minerals Inc. News Release 15-03	-2-

at least four major palaeo-channels in the project area possibly related to an earlier Buffels River. These channels exit to the west into Kareedoorn Vlei, an area currently being mined by De Beers as part of its Namaqualand coastal operations.

This second round of drilling was aimed at low topographic areas that offered the best chance for hosting gravels within acceptable stripping limits. In addition, a traverse of drill holes was targeted along the southern boundary of Predikant Vlei to locate the same palaeochannel that De Beers’ Namaqualand Mines has targeted in bulk sampling to the south.

Drilling has established a complex interacting system of fossil rivers related to the early evolution of the Buffels River. The gravels intersected are in channels ranging from 70m – 150m wide, are open along strike and occur at depths averaging 27m. Basal gravels have also been encountered occupying wide bedrock depressions and coarse perched gravel deposits are also present.

A broad estimate of the gravel potential outlined to date totals 5.6 million tonnes. A third phase of drilling is planned to better delineate these channels and their extensions. Given the presence of major palaeo-river systems identified through drilling there is potential for a large scale gravel resource to occur within the project area.

Following the third phase of drilling selected gravel deposits will be tested by large diameter (2.5m diameter) drilling to generate bulk samples. Discussions have been held with the South African Department of Minerals and Energy regarding permitting for a bulk sampling programme. In addition contractors have been approached regarding starting a programme of large diameter drilling to source bulk samples for processing in order to assess diamond grade, quality and value.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Argosy Minerals Inc. News Release 15-03	-3-

NEWS RELEASE No. 16-03

July 23, 2003	Australian Stock Exchange Symbol – AGY

SALE OF KREMNICA GOLD PROJECT COMPLETED

On May 29, 2003 Argosy Minerals Inc. (“Argosy”) announced that Tournigan Gold Corporation (“Tournigan”) had completed its due diligence and had given notice of its intention to purchase Argosy’s Kremnica Gold Project in the Slovak Republic.

Argosy is pleased to announce that Tournigan has completed the purchase of the Kremnica Gold Project and has paid CDN$500,000 to Argosy.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 17-03

July 24, 2003	ASX Symbol – AGY

ARGOSY PROCEEDS TO PHASE THREE DRILLING AT ALBETROS
AHEAD OF BULK SAMPLING A MAJOR PALAEO RIVER SYSTEM

As part of ongoing exploration at its Albetros project in Namaqualand, South Africa, Argosy is to proceed with a third phase of exploration drilling to establish a gravel resource and lay the groundwork for bulk sampling. This round of drilling to commence in the week beginning the 28 July 2003, will target the Predikant Vlei and Joumat, areas which host major palaeo-channels, one of which has been bulk sampled by De Beers Namaqualand Mines along its southern extension.

In advance of the planned large diameter drilling and bulk sampling programme this third phase of drilling will provide infill lines and test the strike extensions of several palaeo-drainages identified previously.

A new geological model has revised thinking of the palaeo-river systems and has given De Beers Namaqualand Mines a possible extension to mine life. Published statements from De Beers made in 2002 indicated an exhaustion of reserves at its coastal mines by 2008. This has resulted in a major exploration push to discover new deposits in the inland areas where the long term future of its mines will depend on channel rather than beach deposits.

Consequently, De Beers has focussed on new sedimentological approaches and bulk sampling technology to its understanding of palaeo-channels. De Beers has conducted extensive airborne electromagnetics (AEM) successfully defining the courses of ancient buried river systems by plotting the basement rocks on which the rivers flowed. Argosy attempted a similar exercise using Ground Penetrating Radar at Albetros, but this was unsuccessful due to poor resolution by the radar. Some 34 000 line kilometres was flown by De Beers and interpretation of the AEM maps revealed the existence of a 100km long palaeo-drainage parallel to the coast, close to its existing mining operations. The basal gravels within this ancient river course are likely to be diamond bearing given widespread bulk sampling by De Beers adjacent to Albetros’ boundary.

According to De Beers this large scale palaeo-channel “may host the largest alluvial diamond deposits yet discovered”, and has been christened “Megalodon” – after Carcaradon megalodon, the largest shark that ever lived. Fossilised remains of this shark, including its teeth have been found during mining operations by De Beers. The discovery of Megalodon was made through a combination of AEM map analyses and probe drilling. In 2000 De Beers reported the commissioning of a large diameter bucket auger sampling drill to evaluate these newly discovered palaeochannel deposits to the east of Kleinzee, accessing samples to depths of 120m and enabling samples of 10t to be collected.

Argosy Minerals Inc. News Release 17-03	-2-

Subsequent drilling by De Beers has revealed diamondiferous gravels to depths of over 200m and new technology capable of generating large samples of up to four tonnes at 40m to 80m depths has been employed in evaluation. Similar equipment of this nature will be employed on the Albetros project area for Argosy’s proposed bulk sampling.

According to De Beers the existence of the Megalodon deposit is based on empirical evidence and it appears that the longitudinal drainage patterns are related to the rifting which began separating Africa and South America and eventually formed the Atlantic Ocean some 135 million years ago during the Cretaceous. There are three different ancient river channels at different depths, one diamond bearing channel was cut into bedrock 130 million years ago. Younger channels were incised 15 million years ago and 5 million years ago before the river took its current route in geologically recent times. Gravel deposits are between 35 and 90m below the surface. These findings have significant bearing on the prospectivity of Argosy’s Albetros project area.

Results from Argosy’s previous drilling programmes indicate a wide, linear north trending bedrock depression on Joumat, draining to the west, extending over 7kms. Within this linear depression Argosy has intersected gravels at depths up to 37m in what it believes are tributaries to the main Cretaceous aged Megalodon channel.

It was previously noted by the Geological Society of South Africa in its 1990 West Coast Excursion notes that “a steep sided channel exists in the central area of Kareedoornvlei, (immediately west of Albetros) and is dated as Early Cretaceous. This channel is a remnant of a more extensive river system which existed along the coastal plain from Early Cretaceous times soon after rifting and the initiation of the Atlantic Ocean. The scarcity of positively dated Cretaceous sediments on the West Coast makes this occurrence of considerable interest.”

Argosy’s consulting geologist believes this extensive river system, positively identified as Cretaceous extends across Joumat and Predikant Vlei.

The palaeo-channels intersected by Argosy during its exploration on Joumat are possible tributaries flowing into Megalodon, and there is strong evidence that the major Megalodon trend may extend NS through the west of Predikant Vlei for some 4kms. Previous drilling on Predikant Vlei has confirmed the Megalodon channel is more than 65m deep at Albetros’ southern boundary but that it rises towards the north. This channel has been drilled previously by Argosy in the south and by De Beers on the northern boundary, where rounded gravels were intersected.

Reference:    I Robinson, SA Mining, May 2002 pp 29 - 31. New geological model opens door to the future

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

Argosy Minerals Inc. News Release 17-03	-3-

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.